American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

March 22, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Attention: Mr. Brad Skinner, Senior Assistant Chief Accountant

Re:	American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Response Letter Dated February 6, 2012
File No. 1-34449

Dear Mr. Skinner:

On behalf of American Lorain Corporation (“we” or the “Company’), we respond as follows to the Staff’s comment letter dated March 21, 2012 relating to the above-captioned annual report on Form 10-K. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2010

Controls and Procedures, page 31

1.

We note your response to comment one from our letter dated December 21, 2011. Based on this response, it appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Accountant, Chief Financial Officer Assistant and Chief Financial Officer, do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that all of those listed above do not hold a license such as Certified Public Accountant in the U.S. and have not attended U.S. institutions or extended educational programs that would provide sufficient relevant education relating to preparation of financial statements in accordance with U.S. GAAP. In this regard, we note that your procedures to convert your financial statements from PRC GAAP to U.S. GAAP consist primarily of reviews of checklists and discussions with your independent registered certified public accounting firm.

As described in your response, your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Alternatively, provide a more detailed description of the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. This description should clearly identify all professional designations, formal education, training and professional experience directly related to evaluating the effectiveness of internal control over financial reporting and the preparation of financial statements in accordance with US GAAP and SEC rules and regulations.

Response: We respectfully note the Staff’s comment. The Company hereby provides a more detailed description of the background of people primarily responsible for the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting.

Chief Accountant:

  This individual holds a bachelors degree in accounting from Shandong University of Finance, China, and also holds an Intermediate Certificate of Accounting issued by the Ministry of Personnel of the PRC.

  This individual has over 17 years of accounting experience and has been employed with the Company since 1996.

  This individual has a thorough understanding of the Company’s daily operations due to her experience working with the Company and has a thorough understanding of PRC GAAP.

  This individual prepares our PRC GAAP based financial statements, which provide the foundation for converting into US GAAP financial statements.

Chief Financial Officer Assistant:

  This individual holds a bachelors degree in accounting from Xiamen University, China. Xiamen University is consistently ranked #1 for its accounting department in China. In a most recent accounting research ranking conducted by Brigham Young University (http://www.byuaccounting.net/rankings/univrank/rank_university.php?qurank=All&sortorder= ranking6 ), Xiamen University is ranked #200 worldwide, the same ranking as renowned universities such as Clark University, Pace University, and University of California at San Diego. The accounting courses at Xiamen University are taught principally from original texts from the US with a focus on US GAAP.

  This individual has a thorough understanding of US GAAP rules obtained from her education as well as her 7 years working experience at Xiamen SunChina Trading Co. Ltd., one of the largest fodder manufacturer and distributor in southern China with significant import / export exposures.

  This individual understands U.S. GAAP and as a result is primarily responsible for maintaining and updating the checklist that contain the differences between US GAAP and PRC GAAP, including the recurring adjustments that we have experienced in preparing our public filings.

  The CFO Assistant also reviews the financial statements prepared by the Chief Accountant, ensuring that the financial statements are complete and accurate, and all necessary adjustments are made to ensure compliance with US GAAP requirements.

Chief Financial Officer:

  This individual holds a bachelors degree in mathematics from Beijing Institute of Technology, China, and a masters degree in Finance from State University of New York at Buffalo with substantial coverage in US GAAP with a focus on financial management and investment management. This individual subsequently studied Intermediate Accounting at City University of New York with a complete coverage of preparing and analyzing financial statements in accordance with US GAAP.

  The CFO is an active level III candidate of Chartered Financial Analyst designation with significant exposure related to corporate finance, financial reporting and analysis, economics and investment according to US GAAP rules (please refer to http://www.cfainstitute.org/cfaprogram/courseofstudy/Pages/topic_area_weights.aspx for the CFA curriculum); he is also working towards the Chartered Accountant designation issued by ICAEW;

  The CFO is also an active member of AUCC (Association of US Listed Chinese Companies) and an active member of CFEI (the Chinese Finance Executive Institution, founded by CFO’s of SINA, DANGDANG, CTRIP, BAIDU, etc). These institutions offer seminars and trainings hosted by international (including US) economists and finance / accounting professionals, as well as Continued Professional Education events such as the 2011 Year End SEC Conference in Beijing and Shanghai.

  The CFO reviews the details of all financial statements and filings, and maintains an ongoing dialogue with senior management. The CFO reviews the checklist and adjusting entries prepared by the Chief Financial Officer Assistant to ensure compliance with US GAAP requirements, and is primarily responsible for the effectiveness of our disclosure controls and internal control over financial reporting.

  The Chief Financial Officer also plans to implement in June 2012 an educational and training program for senior finance employees to ensure that their knowledge of U.S. GAAP and SEC rules and regulations remains current.

The Company hereby acknowledges:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ David She
Chief Financial Officer
American Lorain Corporation